SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                  to

Commission file number: 1-12744

MARTIN MARIETTA MATERIALS, INC.

PERFORMANCE SHARING PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

MARTIN MARIETTA MATERIALS, INC.

2710 Wycliff Road

Raleigh, North Carolina 27607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

F I N A N C I A L    S T A T E M E N T S    A N D    S U P P L E M E N T A L    S C H E D U L E

Martin Marietta Materials, Inc. Performance Sharing Plan

As of December 31, 2011 and 2010

and For the Year Ended December 31, 2011

Martin Marietta Materials, Inc.

Performance Sharing Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and For the Year Ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Martin Marietta Materials, Inc. Benefit Plan Committee

Martin Marietta Materials, Inc. Performance Sharing Plan

Raleigh, NC

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Performance Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes Goodman LLP

June 21, 2012

Martin Marietta Materials, Inc. Performance Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
	(In Thousands)

Assets
Investments at fair value
Common and collective funds	$62,482	$64,580
Martin Marietta Materials, Inc. Common Stock Fund	19,889	23,050
Mutual funds	51,770	55,152

	134,141	142,782

Receivables:
Employee contributions	263	—
Martin Marietta Materials, Inc. contributions	93	—
Notes receivable from participants	2,909	3,194

	3,265	3,194

Net assets reflecting investments at fair value	137,406	145,976

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(766)	—

Net assets available for benefits	$136,640	$145,976

See accompanying notes.

Martin Marietta Materials, Inc. Performance Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

(in thousands)

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,204
Interest on notes receivable from participants	137

Contributions:
Employees	7,153
Martin Marietta Materials, Inc.	2,476
Rollovers	125

9,754

Total additions	11,095

Deductions from net assets attributed to:
Net depreciation in fair value of investments	6,112
Benefits paid to participants	14,345
Administrative expenses	271

Total deductions	20,728

Net change	(9,633)

Transfers from Martin Marietta Materials, Inc. Savings and Investment Plan	297

Net assets available for benefits:
Beginning of year	145,976

End of year	$136,640

See accompanying notes.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Martin Marietta Materials, Inc. Performance Sharing Plan (the “Plan”) are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts, changes therein and related disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value, as defined under GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

In accordance with GAAP, a stable value fund held by a defined contribution plan is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the stable value fund as well as the adjustment to the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payments of Benefits

Benefits are recorded upon distribution. Therefore, no liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year.

Administrative Expenses

Administrative expenses are paid by either the Plan or Martin Marietta Materials, Inc. (the “Corporation”), as provided by the Plan document. Certain administrative functions are performed by employees of the Corporation, the Plan’s sponsor and administrator. No such employees receive compensation from the Plan. Expenses relating to specific participant transactions (i.e., notes receivable from participants and distributions) are charged directly to the participant’s account.

Transfers

Along with the Plan, the Corporation also sponsors the Martin Marietta Materials, Inc. Savings and Investment Plan, a defined contribution plan for hourly employees. If participants change their employment status between salaried and hourly during the year, their account balances are transferred into the corresponding Plan. For the year ended December 31, 2011, approximately $297,000 was transferred into the Plan from the hourly plan.

Subsequent Events

The Plan has evaluated subsequent events through June 21, 2012, the date the financial statements were available to be issued.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing eligible salaried employees of the Corporation an opportunity to participate in an individual savings and investment program providing tax deferred savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the Plan’s trustee and recordkeeper.

Contributions

Employees are eligible to enroll in the Plan as soon as administratively possible upon hire. Participants may elect to contribute basic contributions of 1% to 7% of base salary (as defined in the Plan document and subject to applicable Internal Revenue Code (the “Code”) limitations on allowable compensation). Certain participants may also elect to make additional supplemental contributions, which are not considered for purposes of computing the employer match. A participant’s before-tax combined basic and supplemental contributions may not exceed 25% of that participant’s base pay. Participants age 50 or older may make additional before-tax contributions that are not subject to the 25% Plan limit.

Unless an affirmative election not to participate in the Plan is made, employees hired on or after March 1, 2006 are automatically enrolled in the Plan and deemed to have elected to contribute 2% of base salary. The 2% contribution increases by 1% on each anniversary date of the participants’ automatic enrollment until the before-tax contribution reaches 7% of base salary. Participants may make an affirmative election at any time to contribute a different amount.

Contributions are automatically invested in a target date fund that is closest to the date the participant attains age 65, unless otherwise designated by the participant. The target date funds seek to provide investors with an appropriate level of risk and return by investing in a mix of stocks, bonds and cash. The allocation is adjusted to become more conservative (investing more in bonds and cash) as the target date approaches and the participant plans to retire and/or begin to use the funds on or around the target date.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Contributions (continued)

Certain participants also have the option of making after-tax contributions up to 17% of base pay to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

The Plan also provides for Roth 401(k) contributions. Under this option, a participant pays the federal and state income taxes on the amount contributed at the time of contribution. Any earnings on Roth 401(k) contributions are not taxed as long as the participant’s distribution is a qualified distribution. A participant’s Roth 401(k) contributions are subject to the same limits as regular before-tax basic and supplemental contributions. Additionally, the combined amount of before-tax, after-tax and Roth 401(k) contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

The Corporation matches the participants’ annual basic contributions (the first 7% of base pay) starting the first of the month following six months of employment. The Corporation also matches eligible participants’ Roth 401(k) and after-tax contributions if the participants contribute less than 7% on a before-tax basis. The amount of the Corporation’s match is equal to 50% of the basic contributions and is credited to participant accounts semi-monthly.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax, Roth 401(k) and matching contributions. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily. The Plan also allows for spot transfers in which a specific dollar amount may be transferred from one investment option to another.

Investment Options

Participants direct the investment of their accounts into the following investment options offered by the Plan: BlackRock LifePath® Portfolios, Wells Fargo Stable Return Fund N2, Wells Fargo Advantage Total Return Bond Fund, Wells Fargo S&P 500 Index Fund G, Vanguard International Growth Fund, Harbor Capital Appreciation Fund, Loomis Sayles Value Fund Y, Vanguard Explorer Fund and Martin Marietta Materials, Inc. Common Stock Fund.

Effective September 1, 2011, the Wells Fargo Short Term Investment Fund G was removed from the Plan’s investment options and replaced by the Wells Fargo Stable Return Fund N2. No other changes to investment options were made to the Plan during 2011.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and employer’s contributions and allocations of earnings. The participant’s account is charged with benefit payments, transaction fees related to notes receivable from participants and distributions, and an allocation of losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in the value of their accounts plus actual earnings thereon, including employer contributions.

Notes Receivable from Participants

The Plan provides for certain participants to borrow from their own investment accounts. All loans must meet specific terms and conditions of the Plan and are subject to applicable regulations of the Code. The minimum loan amount is $1,000. The maximum loan is the lesser of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the Wells Fargo prime rate plus 1%. All loans are due in full immediately upon termination of employment. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the Code. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan. At December 31, 2011, interest rates on participant loans outstanding ranged from 4.25% to 10.5%. Principal and interest is paid ratably through payroll deductions.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Payment of Benefits

Upon separation from the Corporation due to death, disability, termination or retirement, participants may receive the full current value of their contributions and the matching employer contributions in either a lump-sum payment or various installment options as provided by the Plan. Amounts contributed on a before-tax basis may be withdrawn, without penalty, only upon demonstration of financial hardship, disability, or after the participants reach age 59 1/2 years. Participants eligible to receive a distribution from the Plan may elect a lump-sum payment or annual, semi-annual, quarterly or monthly installments over a period elected by the participants (subject to the Code’s required minimum distribution rules). Effective December 1, 2011, installment payments may be distributed from Roth 401(k) account balances; prior to this date, they were distributed only in the form of a single lump-sum payment. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

Plan Termination

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant’s account.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

		2011	2010
		(In Thousands)
	Investments at Contract Value:
*	Wells Fargo Stable Return Fund N2	$29,441	$—

	Investments at Fair Value:
*	Wells Fargo S&P 500 Index Fund G	$21,140	$22,859
*	Martin Marietta Materials, Inc. Common Stock Fund	$19,889	$23,050
	Vanguard International Growth Fund, Admiral Shares	$12,351	$15,678
	Loomis Sayles Value Fund Y	$10,529	$10,909
*	Wells Fargo Advantage Total Return Bond Fund, Class I	$10,057	$9,054
	Vanguard Explorer Fund, Admiral Shares	$9,636	$10,467
	Harbor Capital Appreciation Fund	$9,197	$9,044
*	Wells Fargo Short Term Investment Fund G **	$—	$32,297

*	Indicates party-in-interest to the Plan.
**	Effective September 1, 2011, the Wells Fargo Short Term Investment Fund G was replaced with the Wells Fargo Stable Return Fund N2.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows (in thousands):

Common and collective funds	$665
Martin Marietta Materials, Inc. Common Stock Fund	(4,225)
Mutual funds	(2,552)

$(6,112)

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value, as defined under GAAP, is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds.

Level 2 investment securities include common and collective funds and the Martin Marietta Materials, Inc. Common Stock Fund for which quoted prices are not available in active markets for identical instruments. The Plan utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of these assets could result in a different fair value measurement at the reporting date.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The Plan did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2011. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2011
	Level 1	Level 2	Fair Value
	(In Thousands)
Common and collective funds:
Growth	$—	$32,275	$32,275
Stable value	—	30,207	30,207
Martin Marietta Materials, Inc. Common Stock Fund	—	19,889	19,889
Mutual funds:
Growth	41,713	—	41,713
Fixed income	10,057	—	10,057

Total	$51,770	$82,371	$134,141

	2010
	Level 1	Level 2	Fair Value
	(In Thousands)
Common and collective funds:
Growth	$—	$32,283	$32,283
Stable value	—	32,297	32,297
Martin Marietta Materials, Inc. Common Stock Fund	—	23,050	23,050
Mutual funds:
Growth	46,098	—	46,098
Fixed income	9,054	—	9,054

Total	$55,152	$87,630	$142,782

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth a summary of the Plan’s investment funds with a reported estimated fair value using net asset value per share at December 31:

	Fair Value*
	2011	2010	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Wells Fargo Stable Return Fund N2 (a)	$30,207	$—	None	Immediate	90-day wait to transfer to competing fund	12 months
Wells Fargo S&P 500 Index Fund G (b)	21,140	22,859	None	Immediate	None	None
BlackRock LifePath® Portfolios (c)	11,135	9,424	None	Immediate	None	None
Wells Fargo Short Term Investment Fund G (d)	—	32,297	None	Immediate	None	None

Common and collective funds	62,482	64,580
Martin Marietta Materials, Inc. Common Stock Fund (e)	19,889	23,050	None	Immediate	None	None

	$82,371	$87,630

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)

Seeks to provide a moderate level of stable income without principal volatility while maintaining adequate liquidity and returns superior to shorter maturity instruments by investing in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.

(b)	Seeks to approximate the total return of the Standard and Poor’s (S&P) 500 Index by investing in the same stocks and in the approximately same percentages as the stocks that make up the index.
(c)

Seeks to provide income and moderate long-term growth of capital. Portfolios are comprised of a mix of stocks, bonds, commodities and cash and gradually become more conservative as the target year approaches.

(d)	Seeks to invest in short-term fixed income securities with the objective of providing high current income with the preservation of capital and the maintenance of liquidity.
(e)	Seeks to invest in shares of the Corporation’s common stock and cash equivalent reserves. Growth comes through dividends and appreciation in the Corporation’s stock value. See also Note 7.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

5. Common and Collective Investment Funds

The Wells Fargo Stable Return Fund N2 (“Stable Return Fund”), Wells Fargo S&P 500 Index Fund G (“S&P Fund”), BlackRock LifePath® Portfolio Funds (“BlackRock Funds”) and the Wells Fargo Short Term Investment Fund G (“STIF”), up until it was replaced on September 1, 2011, (collectively, the “Funds”) are common and collective funds. The Stable Return Fund, S&P Fund and STIF are sponsored by Wells Fargo Bank, N.A. The BlackRock Funds are sponsored by BlackRock Institutional Trust Company, N.A. The Funds’ unit values are calculated by dividing the Funds’ net asset values on the calculation date by the number of units of such fund that are outstanding on the calculation date. The number of units of the Funds that are outstanding on the calculation date is derived from observable purchase and redemption activity of the Funds. The beneficial interest of each Plan participant is represented by units. Distribution to the Funds’ unit holders is declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid. It is the policy of the Funds to use their best efforts to maintain a stable net asset value; although, there is no guarantee that the Funds will be able to do so.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Funds, plus earnings, less participant withdrawals and administrative expenses. The Funds impose certain restrictions on the Plan, and the Funds themselves may be subject to circumstances that impact their ability to transact at contract value, as described in the following paragraph. Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Corporation. The following employer-initiated events may limit the ability of the Funds to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.
•	Any communication given to Plan participants designed to influence a participant not to invest in the Funds or to transfer assets out of the Funds.
•	Any transfer of assets from the Funds directly into a competing investment option.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Complete or partial termination of the Plan or its merger with another plan.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

5. Common and Collective Investment Funds (continued)

Circumstances that Impact the Stable Return Fund

The Stable Return Fund invests in assets, typically investment contracts and security-backed contracts, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Stable Return Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Stable Return Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modifications of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the wrapper issuer.
•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Return Fund’s cash flow.
•	Employer-initiated transactions by participant plans as described above.

In the event that wrapper contracts fail to perform as intended, the Stable Return Fund’s NAV may decline if the market value of its assets decline. The Stable Return Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Stable Return Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Stable Return Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Stable Return Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The Stable Return Fund has certain withdrawal restrictions for liquidity reasons. The provisions of the trust provide that withdrawals for other than normal benefit payments and participant directed transfers may require up to twelve months advance notice.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated April 29, 2010, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

7. Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and common and collective funds managed by Wells Fargo. Wells Fargo is the trustee, as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to the trustee by the Plan for administrative services were approximately $271,000 for the year ended December 31, 2011.

The Martin Marietta Materials, Inc. Common Stock Fund (“MMMI Fund”) is managed by the Corporation’s Benefit Plan Committee. The MMMI Fund invests in shares of the Corporation’s common stock and in cash equivalent reserves for liquidity purposes. As the MMMI Fund holds approximately 97% to 99% common stock shares, its return closely mirrors the return on the underlying stock. The MMMI Fund utilizes unitized accounting, which allows the MMMI Fund to operate like a mutual fund in that it holds a combination of two investments that are priced each day and totaled to give the MMMI Fund a single unit value. The MMMI Fund’s net asset value differs from the Corporation’s publicly-reported stock price. Participants’ accounts hold equivalent shares of the Corporation’s common stock. At December 31, 2011 and 2010, the Plan held, at the participants’ discretion, approximately 256,000 shares and 248,000 shares, respectively, of the Corporation’s common stock. At December 31, 2011 and 2010, the MMMI Fund had a historical cost basis of approximately $19,900,000 and $18,641,000, respectively. During the year ended December 31, 2011, the Plan recorded dividend income of approximately $409,000 related to these shares.

Martin Marietta Materials, Inc.

Performance Sharing Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Martin Marietta Materials, Inc. Performance Sharing Plan

EIN: 56-1848578        Plan Number: 005

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
				(in thousands	)
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N2		$29,441		*	**
*	Martin Marietta Materials, Inc.	Common Stock Fund		19,889
*	Wells Fargo Bank, N.A.	Wells Fargo S&P 500 Index Fund G		21,140
	The Vanguard Group	Vanguard International Growth Fund, Admiral Shares		12,351
	Loomis Sayles	Loomis Sayles Value Fund Y		10,529
	The Vanguard Group	Vanguard Explorer Fund, Admiral Shares		9,636
*	Wells Fargo Bank, N.A.	Wells Fargo Advantage Total Return Bond Fund, Class I		10,057
	Harbor Funds	Harbor Capital Appreciation Fund		9,197
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index Retirement M		1,147
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index 2015 M		3,033
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index 2020 M		1,474
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index 2025 M		1,348
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index 2030 M		1,303
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index 2035 M		799
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index 2040 M		893
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index 2045 M		603
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath Index 2050 M		535
*	Participant loans**	Interest Rates ranging from 4.25% to 10.5%, maturing through December 2026		2,909

				$136,284

Note: Cost information has not been included in column (d) because all investments are participant directed.

*	Indicates party-in-interest to the Plan.
**	The accompanying financial statements classify participant loans as notes receivable from participants.
***	Presented at contract value.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA MATERIALS, INC.
PERFORMANCE SHARING PLAN

By:	Martin Marietta Materials, Inc.
Plan Administrator

By:	Benefit Plan Committee

By:	/s/ Anne H. Lloyd
Anne H. Lloyd

Date: June 21, 2012

EXHIBIT INDEX

Exhibit No.	Document

23.01	Consent of Dixon Hughes Goodman LLP